Index supplement to underlying supplement no. 6-I dated December 24, 2020
and the prospectus and prospectus supplement, each dated April 8, 2020.

Registration Statement Nos. 333-236659 and 333-236659-01
Dated May 5, 2021
Rule 424(b)(3)

MAY 2021

J.P. Morgan Kronos+℠ Index

J.P.Morgan

PERFORMANCE UPDATE

The J.P. Morgan Kronos+℠ Index attempts to provide a dynamic exposure to the S&P 500® Price Index ("the S&P 500") based on the following principles:

- Strong historical performance around the turn of the month
- Historical price momentum ahead of index options' expiry
- Historical mean reversion at month-end

The Index does not reflect the reinvestment of dividends and is subject to a daily deduction of 0.95% per annum index fee.

The Index was established on December 22, 2020.

Levels are published on Bloomberg using the ticker JPUSKRNS.

Hypothetical and actual historical performance: Apr 2011 through Apr 2021


1250
1050
850
650
450
250
50
J.P. Morgan Kronos+℠ Index
S&P 500® Price Index
Backtested
Apr-11
Apr-13
Apr-15
Apr-17
Apr-19
Apr-21

Please see the footnotes at the bottom of this page and "Backtesting" on the following page for information on backtested performance and proxies.

Hypothetical and actual historical returns and volatilities: Apr 2011 through Apr 2021

	1 Year Return	3 Year Return (Annualized)	5 Year Return (Annualized)	10 Year Return (Annualized)	10 Year Volatility (Annualized)	Sharpe Ratio
J.P. Morgan Kronos+℠ Index	79.27%	52.86%	37.77%	27.80%	24.68%	1.13
S&P 500® Price Index	43.56%	16.45%	15.15%	11.86%	17.58%	0.67

Hypothetical and actual historical monthly weights: Jan 2021 through Mar 2021

April 2021

S&P 500® Exposure	Uninvested	Fully invested	Leveraged
4/1–4/7			●
4/8–4/13		●	
4/14–4/19			●
4/20–4/22		●	
4/23–4/28	●		
4/29–4/30		●	

March 2021

S&P 500® Exposure	Uninvested	Fully invested	Leveraged
3/1–3/4			●
3/5–3/16		●	
3/17–3/22			●
3/23		●	
3/24–3/29	●		
3/30–3/31		●	

February 2021

S&P 500® Exposure	Uninvested	Fully invested	Leveraged
2/1-2/4			●
2/5-2/16		●	
2/17-2/18			●
2/19-2/22		●	
2/23-2/24	●		
2/25-2/26		●	

Hypothetical and actual historical monthly and annual returns: Jan 2012 through Apr 2021

	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec	Year
2012	7.70%	6.91%	1.42%	1.48%	-7.75%	2.15%	-2.92%	3.39%	6.37%	0.73%	2.25%	0.83%	23.81%
2013	8.03%	3.77%	4.96%	2.56%	4.68%	3.95%	8.19%	-1.19%	4.78%	6.19%	3.67%	-2.24%	58.28%
2014	-6.92%	3.44%	1.70%	-1.83%	2.33%	4.10%	0.15%	0.74%	-1.08%	3.85%	2.99%	-5.90%	2.84%
2015	-7.97%	8.50%	-1.37%	0.64%	2.25%	-2.95%	1.54%	2.56%	-7.09%	11.09%	2.32%	-0.05%	8.12%
2016	-3.88%	-3.60%	11.75%	-1.20%	2.81%	1.47%	4.06%	-0.15%	-0.49%	-3.61%	1.96%	2.63%	11.30%
2017	1.93%	4.76%	1.38%	0.45%	1.70%	1.39%	2.18%	2.84%	1.59%	3.00%	2.37%	1.03%	27.52%
2018	9.78%	-10.54%	-0.52%	2.51%	4.79%	4.23%	4.49%	2.71%	0.63%	-6.85%	8.69%	-5.33%	13.22%
2019	10.41%	4.85%	4.49%	4.35%	-10.79%	12.78%	1.65%	-5.13%	3.40%	-0.30%	4.54%	2.38%	35.14%
2020	2.66%	-1.79%	15.04%	12.43%	2.76%	7.50%	7.96%	7.97%	-1.23%	-0.03%	15.65%	4.68%	100.70%
2021	2.72%	4.87%	0.83%	7.23%									16.47%

Historical performance measures for the Index represent hypothetical backtested performance using the actual performance of the S&P 500® Price Return Index from July 7, 1954 through December 21, 2020 and the actual performance of the Index from December 21, 2020 through April 30, 2021. PAST PERFORMANCE AND BACKTESTED PERFORMANCE ARE NOT INDICATIVE OF FUTURE RESULTS. Please see the Disclaimer on the following page.

Investing in the notes linked to the Index involves a number of risks. See "Selected Risks" on page 2 of this document, "Risk Factors" in the relevant product supplement and underlying supplement and "Selected Risk Considerations" in the relevant pricing supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this document or the accompanying product supplement, underlying supplement, prospectus supplement or prospectus. Any representation to the contrary is a criminal offense.

The notes are not bank deposits, are not insured by the Federal Deposit Insurance Corporation or any other governmental agency and are not obligations of, or guaranteed by, a bank.

Selected Risks

- JPMorgan Chase & Co. is currently one of the companies that make up the Constituent.
- Our affiliate, JPMS, the index sponsor and the index calculation agent of the Index, may have interests that conflict with yours and may adjust the Index in a way that affects its level.
- The Index may not be successful or outperform any alternative strategy.
- The notes are subject to risks associated with the Index's turn-of-the-month strategy.
- The notes are subject to risks associated with the Index's options expiry momentum strategy.
- The notes are subject to risks associated with the Index's month-end mean reversion strategy.
- The Index's strategies are applied during only a portion of each month.
- The Index may be adversely affected by an overlap between its turn-of-the-month strategy and its month-end mean reversion strategy.
- The Index may be uninvested in the Constituent.
- The Constituent may be replaced by a substitute index if certain extraordinary events occur.
- The notional cash return will be negatively affected if the underlying interest rate is negative.
- The Index, which was established on December 22, 2020, has a limited operating history and may perform in unanticipated ways.
- The Index comprises notional assets and liabilities. There is no actual portfolio of assets to which any person is entitled or in which any person has any ownership interest.
- The Effective Federal Funds Rate is affected by a number of factors and may be volatile.
- The method by which the Effective Federal Funds Rate is determined may change, and any such change may adversely affect the value of notes linked to the Index.

The risks identified above are not exhaustive. You should also review carefully the related "Select Considerations" section in the relevant index supplement.

Disclaimer

The information contained in this document is for discussion purposes only. Any information relating to performance contained in these materials is illustrative and no assurance is given that any indicative returns, performance or results, whether historical or hypothetical, will be achieved. These terms are subject to change, and J.P. Morgan undertakes no duty to update this information. This document shall be amended, superseded and replaced in its entirety by a subsequent term sheet and/or disclosure supplement, and the documents referred to therein. In the event any inconsistency between the information presented herein and any such term sheet and/or disclosure supplement, such term

sheet and/or disclosure supplement shall govern.

Backtesting: Hypothetical backtested performance measures have inherent limitations. Alternative modelling techniques might produce significantly different results and may prove to be more appropriate. Past performance, and especially hypothetical back-tested performance, is not indicative of future results. This type of information has inherent limitations and you should carefully consider these limitations before placing reliance on such information.

The 10 Year Volatility (Annualized) on the previous page is a measure of market risk, calculated as of the square root of two hundred and fifty-two (252) multiplied by the sample standard deviation of the daily logarithmic returns of each applicable index or portfolio (considering only days for which levels are available for all three) over the preceding 10 years.

The Sharpe Ratio on the previous page is a measure of risk-adjusted performance, calculated as the 10 Year Return (Annualized) divided by the 10 Year Volatility (Annualized).

Investment suitability must be determined individually for each investor, and notes linked to the Index may not be suitable for all investors. This material is not a product of J.P. Morgan Research Departments.